Exhibit (a)(1)(N)

November 3, 2004

Dear Long-Term Incentive Plan (LTIP) Participant:

As you may know, Cox Enterprises, Inc., through its wholly-owned subsidiary Cox Holdings, Inc., (“CEI”) and Cox Communications, Inc. (“CCI”) have commenced a tender offer to acquire all outstanding shares of Class A common stock of CCI not owned by CEI for cash at a price of $34.75 per share, upon the terms and subject to the conditions explained in the enclosed Offer to Purchase dated November 3, 2004 (such terms and conditions are the “Offer”). A copy of the Solicitation/ Recommendation Statement on Schedule 14D-9 for CCI is also enclosed which sets forth, among other things, the recommendation by the CCI Board of Directors that CCI stockholders accept the Offer and tender their shares. You are advised to read the Offer to Purchase and the related Solicitation/ Recommendation Statement included in these materials because they contain important information.

Once the Offer is completed, assuming all of the conditions to such completion are satisfied or waived, a merger will follow, which will result in CCI becoming a privately-owned subsidiary of CEI, with CCI’s shares no longer publicly traded. In connection with the Offer and subsequent merger, your LTIP awards will be handled as indicated below.

Your Restricted Stock
Because of transfer restrictions on shares of restricted stock (i.e., shares that have not vested or do not vest on or before the expiration date of the Offer), these shares cannot be tendered as part of the Offer. However, as part of the merger, CCI will purchase all outstanding shares of restricted stock (even if unvested). As a holder of restricted stock you will receive a cash payment equal to the merger price ($34.75) multiplied by your number of shares of restricted stock, less applicable taxes. Unless you exercise your right to have your shares appraised by the Delaware Court of Chancery and to receive payment as described in the “Appraisal Rights” section of the enclosed Offer to Purchase, Cox’s LTIP administrator, Wachovia, will send your payment as promptly as practicable following the merger, and this payment, which will be treated as ordinary income as of the effective date of the merger, will be net of applicable taxes.

Action Required: The enclosed “Restricted Stock Statement” lists all of your outstanding shares of restricted stock. The only action required on your part is to FAX the enclosed “Long Term Incentive Plan Payment Instruction Form” to Stacy Hisman at (678) 645-1091 prior to midnight Eastern Time on December 2, 2004. You will receive e-mail confirmation following receipt by Cox.

Your Vested Stock Options
If you hold a vested stock option, you are free to exercise that option in accordance with its terms and then tender the CCI shares you receive in the Offer. CCI has agreed that following the completion of the tender offer and subsequent merger, if you hold options that are vested and in-the-money (i.e., with an exercise price lower than $34.75 per share), CCI would make a cash payment in respect of the cancellation of any vested in-the-money CCI stock options at the election of the holder of such options. This election must be made with respect to all of a holder’s vested in-the-money options. A holder of vested in-the-money options would receive a cash payment equal to the difference between $34.75 per share and the exercise price for each option, multiplied by the number of options, less applicable taxes.

The enclosed “Vested In-The-Money Stock Option Statement” lists all your vested in-the-money options, along with their exercise price and the pre-tax amount you will receive if you elect to cancel your options in connection with the merger, rather than exercise your options and participate in the Offer. Cox’s LTIP administrator, Wachovia, will send your payment for options cancelled in connection with the merger beginning approximately one week following the merger, and this payment, which will be treated as ordinary income as of the effective date of the merger, will be net of applicable taxes.

If you do not elect to exercise or cancel your options, they will continue to be exercisable under their current terms, although the future procedures for exercising these options, and your ability to resell shares received from the exercise of these options, are not known at this time.

Action Required: To cancel your vested stock options for a cash payment in the event of a merger, please:

•	Read and sign the “Option Cancellation Agreement”;

•	Review the “Vested In-The-Money Stock Option Statement”;

•	Complete the “Long-Term Incentive Plan Payment Instruction Form”; and

•	FAX these three documents to Stacy Hisman at (678) 645-1091 prior to midnight Eastern Time on December 2, 2004.

If the Offer does not close or the merger does not occur, the LTIP transactions referenced above will not occur. In addition, if your employment terminates for any reason, or if you exercise any options on or before the current expiration date (December 2, 2004), your ability to elect to have options cancelled, and/or the number of your vested options, may change. Please immediately notify your local benefits coordinator and Stacy Hisman at CEI, at (678) 645-0083, if you exercise options or if your employment status changes. If you have additional questions, please call our dedicated hotline at (866) 700-0301, or in the Atlanta area, (678) 645-4730 to leave a recorded message.

Option Cancellation Agreement

(1)     I currently hold vested options to purchase shares of the Class A Common Stock of Cox Communications, Inc. (CCI), which are listed on the enclosed Vested In-The-Money Stock Option Statement. I understand that if there is a merger between CCI and a new indirect subsidiary of Cox Enterprises, Inc. (CEI), CCI will make a cash payment for the cancellation of any vested in-the-money CCI stock options (i.e., vested options with an exercise price lower than the merger price). I understand that by signing this Agreement, I will receive a cash payment equal to the difference between the merger price ($34.75) and the exercise price for each vested in-the-money option, multiplied by the number of shares subject to such options (less applicable tax withholding), and that any such options would be cancelled.

(2)     I agree that CCI may cancel all of my outstanding vested in-the-money options to acquire the Class A Common Stock of CCI, which are listed on the enclosed Vested In-The-Money Stock Option Statement, and I agree that effective upon receipt of payment as described above, all such options shall be deemed cancelled, terminated and extinguished without any further notice to me. I understand that any applicable payroll, income or other taxes may be withheld from this payment.

(3)     Effective upon my receipt of this payment, I irrevocably and unconditionally release and hold harmless CCI, CEI, and their respective parents, subsidiaries and affiliates, together with all of their respective directors, stockholders, officers, employees, agents, representatives, successors and assigns and all persons acting by or through any of them (collectively, the Released Parties) from any and all claims, charges, obligations, liabilities, damages or losses (including attorneys’ fees and costs) of any nature arising out of my vested in-the-money options listed on the enclosed Vested In-The-Money Stock Option Statement, and I agree that I will not file, or permit to be filed in my name or on my behalf, any lawsuit, claim, or other legal action against any Released Party with respect to such options.

(4)     I understand that the cancellation of my in-the-money options and the payment for such cancellation is conditioned upon the effectiveness of the merger as described above, and that if the merger does not occur, then this Agreement will be null and void and my options will remain in full force and effect.

(5)     I understand and acknowledge that if my employment terminates for any reason, or if I have exercised any options on or before the current expiration date (December 2, 2004), my ability to elect to have options cancelled, and/or the number of my vested options, may change.

(6)     I have read this Agreement and understand its terms. In signing this Agreement, I have not relied on any representation or statement not set forth in this Agreement with respect to my options. This Agreement shall be governed by the laws of the State of Delaware, without regard to its rules regarding conflicts or choice of laws. This Agreement shall be binding upon me and my heirs, executors, administrators, representatives, successors and assigns.

Agreed and executed this ____ day of ________________, 2004.

Signature: _________________________________

Print Name: ______________________________ e-mail:_______________________________

Please FAX this form to Cox Enterprises, ATTN: Stacy Hisman, at (678) 645-1091 by midnight Eastern time on December 2, 2004. You will receive an email confirmation following receipt by Cox.

RESTRICTED STOCK STATEMENT

Effective Date of Statement: November 3, 2004

«NAME»

Number of
Restricted Shares
Grant Date	(A)	Merger Price (B)	Pre-tax Amount * (C)

Total Restricted Shares		Total Pre-tax Amount

*Pre-tax Amount = [Merger Price] times [Restricted Shares] (expressed in gross amount before taxes) (C = A x B)

Your payment and confirmation statement will come directly from Wachovia promptly after the closing of the merger. Note: the actual proceeds you receive will be net of taxes, and will be different from the pre-tax amount listed above.

If your employment status changes your eligibility to participate in this offer may change. Please contact Stacy Hisman at 678-645-0083 if your employment status changes after the effective date listed above.

VESTED IN-THE-MONEY
STOCK OPTION STATEMENT

Effective Date of Statement:        November 3, 2004

«NAME»

	Number of		Stock
	Vested In-The-		Option
	Money Stock	Merger	Exercise	Spread	Pre-tax Amount **
Grant Date	Options (A)	Price (B)	Price (C)	Value* (D)	(E)

Total Stock Options				Total Pre-tax Amount

*    Spread Value = [Merger Price] minus [Stock Option Exercise Price] (D = B - C)

** Pre-tax Amount = [Spread Value] times [Number of Stock Options] (expressed in gross amount before taxes) (E = A x D)

Your payment and confirmation statement will come directly from Wachovia promptly after the closing of the merger. Note: the actual proceeds you receive will be net of taxes, and will be different from the pre-tax amount listed above.

If your employment status changes and/or you exercise any of your vested stock options after the effective date listed above, your eligibility to participate in this offer may change. Please contact
Stacy Hisman at 678-645-0083 if your employment status changes and/or you exercise any stock options.

Please return by FAX to Stacy Hisman at (678) 645-1091 by midnight Eastern Time on December 2, 2004.
You will receive e-mail confirmation following receipt by Cox

Long-Term Incentive Plan Payment Instruction Form

Instructions to Cox Communications, Inc. Long-Term Incentive Plan participants: Please complete this form and return it by FAX to Stacy Hisman at Cox Enterprises no later than
December 2, 2004 to provide your instructions for Cox to send your cash payment.

To:      Stacy Hisman, Cox Enterprises, Inc.         FAX:    (678) 645-1091

Your Information:

Name:	SSN:

Address:	Telephone:

City:	State:	Zip:

E-mail:

1.     ☐    Mail a check to the above address.

2.     ☐    Overnight a check to the above address (fee of $15 will be deducted from your payment).

3.     ☐    Send me a wire transfer (fee of $35 will be deducted from your payment).

     For wire transfers, please include the following:

Bank name	Branch location (city/state)

Bank ABA routing number (9-digit)	Account number

Account name

Please Note: If you do not complete and return this form, a check will be mailed to your last known home address on file with Cox.

Your payment (net of taxes) and confirmation statement will come directly from Wachovia promptly after the closing of the merger.

If your employment status changes your eligibility to participate in this offer may change. Please contact
Stacy Hisman at 678-645-0083 if your employment status changes.